July 25, 2006

via U.S. Mail

Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

Re:	Ensource Energy Income Fund LP
      Post Effective Amendment No. 2 to Registration Statement
      On Form S-4
      File No. 333-126068
      Filed July 3, 2006

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We are in receipt of your response to prior comment 9, however, we are unable to agree with your determination that Lehman and the Ospraie Parties should not be named as bidders in connection with the exchange offer. Lehman and the Ospraie Parties appear to have significant control over the General Partner and that control makes it difficult for us to conclude that they are not filing persons. Please name them as bidders on the Schedule TO and ensure that they provide accompanying disclosure in the registration statement or provide us with additional information regarding the control that they are able to exercise over the General Partner and, consequently, the Partnership.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at (202) 551-3264 with any other questions.


Sincerely,


							Mara L. Ransom
					Special Counsel
							Office of Mergers and
Acquisitions
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Tim Langenkamp, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)
Mr. Smith
Ensource Energy Income Fund LP
July 25, 2006
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010